TASK TECHNOLOGIES, INC.

1451 Front Ave NW, Suite D

Grand Rapids, Michigan 49504

August 23, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Task Technologies, Inc. Application for Withdrawal of Registration Statement on Form S-1 File No. 333-176248

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Task Technologies, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-176248, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 11, 2011.

At this time, the Company has determined not to proceed with the registration of the public resales of the Company’s common stock contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were resold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Accordingly, we respectfully request the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the Order to the Company’s Chief Executive Officer, Guy D. Roberts at (616) 426-6110.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) of the Securities Act.

If you have any questions regarding this request for withdrawal, please contact the undersigned at (616) 822-2433. Thank you for your attention to this matter.

Sincerely,
TASK TECHNOLOGIES, INC.,
a Nevada corporation
/s/ Guy D. Roberts
Guy D. Roberts, Chief Executive Officer